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                                                               EXHIBIT 99.8


                      PERSONS WHO MAY SOLICIT PROXIES


   The following persons or firms may be deemed to be participants in the solicitation of proxies on behalf of First Union or Wachovia:


   Financial Advisors. In connection with Merrill Lynch, Pierce, Fenner & Smith's role as financial advisor to First Union and Credit Suisse First Boston's and Goldman Sachs & Co.'s role as financial advisor to Wachovia, certain employees of each of the financial advisors may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of First Union or Wachovia. None of the financial advisors admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies, or that Schedule 14A requires the disclosure of certain information concerning itself. None of the financial advisors will receive a separate fee with respect to any solicitation in which it may engage. Information about the terms of the engagement of each of the financial advisors is included in the joint proxy statement-prospectus filed as part of this Registration Statement. Representatives of Merrill Lynch that may participate in such activities may include Gregory Fleming, Eric Heaton, David Heaton, Dennis Kim, Chris Kirk and Angela Fannon. Representatives of Credit Suisse First Boston that may participate in such activities may include Michael E. Martin, P. Olivier Sarkozy and James Spencer. Representatives of Goldman Sachs that may participate in such activities may include Ken Wilson, Ken Coquillette and John Ziegler.


   Robinson Lerer & Montgomery. First Union has retained Robinson Lerer & Montgomery as its public relations firm for public and press announcements. In the context of First Union's proposed merger with Wachovia and SunTrust's hostile offer, Robinson Lerer will assist First Union with its communications to its and Wachovia's shareholders and to the public. Robinson Lerer receives compensation based on the time it has spent on the project and is reimbursed for reasonable expenses. As part of the retention arrangement, First Union will pay Robinson Lerer a minimum retainer of $100,000, all of which is applied to the hourly fees charged for their services. First Union has also agreed to reimburse Robinson Lerer for reasonable disbursements and other charges incurred in connection with their services and to indemnify them for liabilities incurred in connection with their services.


   Price/McNabb. First Union has also retained Price/McNabb as its public relations firm for public and press announcements. In the context of First Union's proposed merger with Wachovia and SunTrust's hostile offer, Price/McNabb may assist First Union with its communications to its and Wachovia's shareholders and to the public. Price/McNabb receives compensation based on the time it has spent on the project and is reimbursed for reasonable expenses. As part of the retention arrangement, First Union will pay Price/McNabb on an hourly basis for any professional services required. First Union has also agreed to indemnify Price/McNabb for liabilities in connection with any actions related to the services provided.


   The Abernathy MacGregor Group Inc. Wachovia has retained The Abernathy MacGregor Group Inc. as its public relations firm for public and press announcements. In the context of Wachovia's proposed merger with First Union and SunTrust's hostile offer, Abernathy MacGregor may assist Wachovia with communications to its shareholders and to the public. Abernathy MacGregor receives compensation based on the time it has spent on the project and is reimbursed for its out-of-pocket expenses. As part of the retention arrangement, Wachovia pays Abernathy MacGregor a minimum retainer of $5,000 per month, all of which is applied to the hourly fees charged for their services. Wachovia has also agreed to indemnify Abernathy MacGregor for liabilities incurred based on information that Wachovia supplies to Abernathy MacGregor that is disseminated by Abernathy MacGregor.


   Morrow & Co., Inc. First Union has made arrangements with Morrow & Co., Inc. to help in soliciting proxies for the proposed merger and the annual meeting and in communicating with shareholders, and has agreed to pay Morrow approximately $50,000 plus expenses, for those services.

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   MacKenzie Partners, Inc. and Georgeson Shareholder. Wachovia has made arrangements with each of MacKenzie Partners, Inc. and Georgeson Shareholder to help in soliciting proxies for the proposed merger and the annual meeting and in communicating with shareholders, and has agreed to pay Mackenzie and Georgeson approximately $1.4 million in the aggregate plus the expenses incurred by each for those services.




   First Union. In addition to the non-employee directors of First Union listed in the joint proxy statement-prospectus filed as part of this Registration Statement, the following officers of First Union or its affiliates may be deemed to be participants in the solicitation of proxies on behalf of First
Union: David M. Carroll; Stephen E. Cummings; Reginald E. Davis; Kate Duncan; Mary G. Eshet, Malcolm E. Everett, III; James H. Hatch; W. Barnes Hauptfuhrer; Robert W. Helms; Benjamin P. Jenkins, III; Robert P. Kelly; Don R. Johnson; Alice Lehman; Hugh C. Long; Virginia S. Mackin; Beth McCague; Donald A. McMullen Jr.; Robert Nimmo; Thomas H. Pacer; P. Sue Perrotty; Robert L. Reid; Jeffrey D. Richardson; Brian E. Simpson; Ellen Taylor; G. Kennedy Thompson; Mark C. Treanor; B.J. Walker; and Thomas J. Wurtz. Each of these persons owns less than 1% of the outstanding shares of First Union common stock. Additional information regarding the interests of participants, including certain of those listed above, is also contained in the joint proxy statement-prospectus.


   Wachovia's subsidiaries may be deemed to be participants in the solicitation of proxies on behalf of First Union. Wachovia's subsidiaries may from time to time, either on their own initiative or at the direction of their customers, purchase Wachovia common shares. As of June 15, 2001, Wachovia's subsidiaries owned shares of First Union common stock for their own account totalling less than 1% of First Union's outstanding shares.


   Wachovia. In addition to the directors and executive officers of First Union listed in the joint proxy statement-prospectus filed as part of this Registration Statement, the following employees of Wachovia or its affiliates may be deemed participants in the solicitation of proxies on behalf of
Wachovia: Greer Cawood; Jim Cherry; John Cibilis; Anne Doss; David Gaines; Paul George; Ed Hutchins; Ken McAllister; Leonard Robinett; Marsha Smunt; Will Spence; Cheryl Strode; Gary Thompson; John Thomas; Tom Trotter; Richard Watts; Bill Watson. Each of these persons owns less than 1% of the outstanding shares of Wachovia common stock. Ms. Cawood, Ms. Strode and Mr. Cibilis are part of a merger communications group that may instruct other Wachovia employees to liaise with employees and shareholders of Wachovia regarding the merger.


   First Union's affiliates may be deemed to be participants in the solicitation of proxies on behalf of Wachovia. First Union's banking, trust and investment management affiliates may from time to time, either on their own initiative or at the direction of their customers, purchase Wachovia common shares. As of June 15, 2001, these affiliates beneficially owned less than 1% of Wachovia common shares.